EXHIBIT 99.1

Precision Drilling Corporation  2019 Second Quarter Results Conference Call and Webcast

CALGARY, Alberta, July 08, 2019 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision”) intends to release its 2019 second quarter results before the market opens on Thursday, July 25, 2019 and has scheduled a conference call and webcast to begin promptly at 12:00 Noon MT (2:00 p.m. ET) on the same day.

The conference call dial in numbers are 844-515-9176 or 614-999-9312 (International) or a live webcast is accessible on our website at www.precisiondrilling.com.

An archived version of the webcast will be available for approximately 60 days. An archived recording of the conference call will be available approximately one hour after the completion of the call until July 30, 2019 by dialing 855-859-2056 or 404-537-3406, passcode 9282557.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers the most innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers directional drilling services, well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President & Chief Financial Officer
713.435.6136

Dustin Honing, CPA
Manager, Investor Relations
403.716.4515

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website: www.precisiondrilling.com